UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 3)*


                   Under the Securities Exchange Act of 1934



                         California Coastal Communities
                  --------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    129915203
                            ------------------------
                                 (CUSIP Number)


                                December 31, 2005
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)




                                  SCHEDULE 13G
---------------------
CUSIP No. 129915203
---------------------
===========================================================================
Name of Reporting Persons (entities only).
I.R.S. Identification Nos. of Above Persons
MELLON HBV ALTERNATIVE STRATEGIES LLC
---------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [x]
                                                                      (b)  [ ]
------------------------------------------------------------------------
3  SEC Use Only
---------------------------------------------------------------------------
4  Citizenship or Place of Organization
   United States of America
--------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
Number of Shares        5  Sole Voting Power
Beneficially Owned by                 1,142,748

Each Reporting Person
With
                        ------------------------------------------------------
                        6  Shared Voting Power
                                        0
                        ------------------------------------------------------
                        7  Sole Dispositive Power
                                           1,142,748
                        ------------------------------------------------------
                        8  Shared Dispositive Power
                                        0
--------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned By Each Reporting Person
         1,142,748
---------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                               [ ]
---------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
                   11.2 %
---------------------------------------------------------------------------
12  Type of Reporting Person (see Instructions)
            IA
===========================================================================

                                  SCHEDULE 13G

Introduction: Previously the Reporting Person named herein filed Schedule 13G and amendments thereto with the Commission on October 8, 2003, February 14, 2004 and February 10, 2005. In such Schedule 13G and amendments, the Reporting Person disclosed holdings aggregated with those of Mellon Financial Corporation. The Reporting Person is making this Schedule 13G filing to report only holdings in the Issuer beneficially owned by Mellon HBV Alternative Strategies LLC and the funds for which it acts as advisor. The Reporting Person serves as an investment advisor and agent for certain clients, as previously disclosed, and the Reporting Person exercises voting and dispository power over all such shares. This Schedule 13G sets forth the aggregate number of shares beneficially owned by the Reporting Person; it excludes any shares that may be deemed beneficially owned by Mellon Financial Corporation, or any other shares of which Reporting Person does not have beneficial ownership and with which holdings of the Reporting Person are not aggregated. Mellon Financial Corporation is not a reporting person hereunder.

Item 1.
                  (a)      Name of Issuer:
                           California Coastal Communities Inc. (the "Company")
                  (b)      Address of Issuer's Principal Executive Office:
                           6 Executive Circle
                           Suite 250
                           Irvin, CA 92614

Item 2.           Name of Person Filing
                  (a)      Name of Person Filing:
                           Mellon HBV Alternative Strategies LLC
                  (b)      Address of Principal Office:
                           200 Park Avenue
                           54th Floor
                           New York, New York 10166-3399
                  (c)      Citizenship:

                           The Reporting Person is a Delaware limited
                            liability company.

                  (d)      Title of Class of Securities:  Common Stock
                  (e)      CUSIP Number:  129915203


Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

     (a) [ ] Broker or dealer  registered under section 15 of the Act (15 U.S.C.
     78o);

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment  company  registered  under section 8 of the  Investment
     Company Act of 1940 (15 U.S.C. 80a-8); (e) [x] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

     (a)  Amount Beneficially Owned:

     The Reporting Person owns 1,143,748 shares of the Company's Common Stock (the "Shares"). The Reporting Person serves as investment adviser to certain clients (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares. The Reporting Person has sole voting and dispository power of the shares of the Company's Common Stock held by each Client.

     (b)  Percentage of Class:

                           11.2%

     (c)  Number of shares of which such person has:

          (i)  power to vote or to direct the vote:

                            1,142,748

          (ii) Shared power to vote or to direct the vote

                             0

          (iii) Sole power to dispose or to direct the disposition of:

                             1,142,748

          (iv) Shared Dispositive Power:

                            0

Item 5. Ownership of Five Percent or Less of a Class

                           Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

     The Reporting Person serves as investment adviser of the Clients. The Reporting Person has sole voting and dispository power of the shares of the Company's Common Stock held by each Client.


Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8. Identification and Classification of Members of the Group

                           Not Applicable.

Item 9. Notice of Dissolution of Group.

                           Not Applicable.  See Introduction.


Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                  MELLON HBV ALTERNATIVE STRATEGIES LLC

                                  By: _/s/ WILLIAM F. HARLEY III
                                  Name:  William F. Harley III
                                  Title:  President and Chief Executive Officer